Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

January 21, 2020

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE: Methanex Corporation
Form 40-F for the Year Ended December 31, 2018
Filed March 12, 2019
File No. 000-20115
Response Dated December 3, 2019

Dear Ms. Howser and Mr. O’Brien:

We have reviewed your comments outlined in your letter of December 12, 2019 relating to the captioned items and offer the following responses.

Form 40-F for the Year Ended December 31, 2018

Significant accounting policies
n) Revenue recognition, page 56

SEC Comment:

1.
We note your response to comment 1 in our letter dated November 6, 2019. Specifically, you note that only sales of product from your Atlas joint venture facility are recognized on a commission basis. However, we note your disclosure on page 11 of Exhibit 99.2 of Form 40-F that volume produced at your Egypt facility is also recognized on a commission basis. Please advise.

Our Response:

Methanex holds 100% methanol offtake arrangements for both the Atlas facility in Trinidad and the Egypt facility whereby we facilitate the sale of all methanol produced at each facility. Methanex is considered an agent and earns a commission on all methanol volume sold from each facility through these offtake arrangements. However, the presentation of the revenue in the consolidated financial statements is dependent on the accounting for each facility as follows:

	Atlas	Egypt
Methanex Economic Interest	63.1%	50%
Methanex Voting Interest	50% (joint control)	>50% (majority control)
Methanex’s accounting treatment for the investment	Joint venture accounted for using the equity method.	Consolidated subsidiary with presentation of non-controlling interest.
Arrangement between Methanex and Atlas/Egypt	100% sold through offtake arrangement with Methanex	100% sold through offtake arrangement with Methanex
Accounting result	Methanex’s consolidated revenue includes commission revenue (net presentation) in relation to 100% of methanol sold produced from the Atlas facility.
On a non-consolidated basis, Methanex recognizes commission revenue (net presentation) in relation to 100% of the methanol sold that was produced from the Egypt facility. This is consistent with the accounting for Atlas.

Upon consolidation of the Egypt subsidiary, the commission revenue is eliminated and the methanol sales revenue (gross presentation) is recognized as a result of consolidating the Egyptian subsidiary. Non-controlling interest reflects the ownership interest of the other shareholders.

Our financial statements are prepared on the basis as outlined in the table above. As a result, consolidated revenue only includes Atlas facility commission revenue presented on a net basis.

SEC Comment:

2.
We note the accounting analysis you have provided in concluding you are the agent in the contracts with your customers that are fulfilled with methanol produced by the Atlas joint venture facility. Specifically, you state you do have legal ownership of the commission volume prior to selling to your customers. Please tell us if this legal ownership is only momentarily before transfer. Refer to IFRS 15.B35. If the legal ownership is not a flash title, please tell us why you believe you need to consider the indicators of control discussed in IFRS 15.B37. Refer to IFRS 15.B37A for additional guidance. To the extent that the indicators are necessary for determining control, please tell us how you determined that you do not have inventory risk solely because you obtain insurance that you are reimbursed. Refer to IFRS 15.B37(b) for guidance. Also, please tell us who is primarily responsible for fulfilling the promise to provide methanol to your customer. Refer to IFRS 15.B37(a). Finally, please tell us whether you are a principal or agent in your sales of methanol purchased from other third-party suppliers and how your evaluation of significant indicators of control differs.

Our Response:

We have concluded that we do not obtain control of the methanol produced by the Atlas facility. IFRS 15.33 indicates that control occurs when there is the ability to direct the use of, and obtain substantially all of the remaining benefits from the asset. The benefits of the sale of methanol relate to the proceeds from the eventual sale of the product, including any potential increases in profit as a result of movement in market prices. We do not obtain substantially all of the remaining benefits from the sale of methanol produced by the Atlas facility as we do not receive a substantial amount of the proceeds. We receive a fixed commission percentage only which is insignificant when compared to the gross proceeds on the sale. The profit associated with the sale of this methanol is earned by Atlas and will vary depending on the selling price realized from the 3rd party customer, which is influenced by market factors at the time of the sale.

Below we have included our responses to the specific questions posed within your letter dated December 12, 2019:

i.
Please tell us if this legal ownership is only momentarily before transfer. Refer to IFRS 15.B35. If the legal ownership is not a flash title, please tell us why you believe you need to consider the indicators of control discussed in IFRS 15.B37.

Legal ownership of Atlas produced methanol is not a flash title transfer. In acting as an intermediary, Methanex’s legal ownership of Atlas produced methanol starts at the load-point when the Atlas produced methanol is loaded at the Atlas facility onto vessels for delivery to the customer and finishes at the point in time when control of the product transfers to the third-party customer (which is on delivery). Therefore, Methanex’s title to the product is only while it is in transit from the Atlas facility to the customer.

The average period between Methanex taking title to the methanol and it being transferred to the end customer is approximately 20-35 days. This substantially represents the sea shipping time from the Atlas facility in Trinidad and the various customer locations. As such, Methanex does not take flash title to the methanol produced by Atlas but legal title is not held by Methanex for any substantive period when it is not in transport.

As noted above, we have concluded we do not meet the definition of control for the Atlas produced product based on the definition of control. Below we have evaluated the fact pattern against the indicators included within IFRS15.B37. As noted in IFRS 15.B37A, the relevance of each of the indicators will vary depending on the nature of the good and the specific terms of the contract.

ii.
To the extent that the indicators are necessary for determining control, please tell us how you determined that you do not have inventory risk solely because you obtain insurance that you are reimbursed. Refer to IFRS 15.B37(b) for guidance. Also, please tell us who is primarily responsible for fulfilling the promise to provide methanol to your customer. Refer to IFRS 15.B37(a).

Below we have considered the indicators included within IFRS 15.B37. As there is no specific hierarchy for the indicators listed under IFRS 15.B37, we have determined it is necessary to consider all indicators at arriving at our conclusion that control is not obtained:

a.)	The entity has inventory risk.

Inventory risk is considered in the following analysis:

Factors suggesting inventory risk	Methanex-Atlas specific considerations
Liable for damage and product loss
Methanex holds custody of the methanol produced by Atlas only while in transit.

Risk associated with damage or product loss is covered by insurance. Atlas is the beneficiary of this insurance and is responsible for the costs associated with this insurance.

Liable for customer returns
Methanol is not subject to returns. All product is inspected to determine if the product meets the required standards at the Atlas facility before transportation. There is no history of returns. If a return did occur, the sales price loss would be to the account for Atlas (either through non-payment by the customer or through insurance).

The risk of being unable to sell all inventory while being required to purchase a minimum quantity.
The offtake arrangement is for 100% of Atlas produced methanol akin to a minimum order quantity. However, Methanex does not obtain methanol from Atlas and then determine how and where to sell it. The customer has been determined prior to Methanex taking title of the methanol and it being loaded for transportation.

The risk that the sale price of the inventory will fall
Due to the commodity nature of methanol, we believe this factor is highly relevant to the analysis.

The selling price of the Atlas produced methanol may not be determined at the time of loading of methanol for transportation at the facility. A provisional price is determined at the time of loading, the final selling price and therefore the profit earned by Atlas is dependent on the sale price paid by the 3rd party customer which is largely dictated by market conditions at the time of delivery.

For example, if the sales price of methanol were to fall between the time the product was produced and the time it was delivered to the customer, the risk associated with the lower sales price would be borne primarily by Atlas. Methanex receives a net commission, and therefore does not have significant exposure to this risk.

We have concluded that Methanex does not have substantive inventory risk associated with Atlas produced methanol in its capacity as the intermediary.

b.)	Primary responsibility for fulfilling the promise to provide the specified good.

Methanex has contracts with third-party customers however Atlas is responsible for producing the specified good, methanol. In the view of our customers, Methanex would be the party responsible for delivering the contracted methanol.

As a commodity product, customers are largely indifferent to where the product is sourced and are accustom to intermediaries or marketers arranging and sourcing product as needed. In fact, it would not be uncommon that the product could be sourced from multiple locations or producers in order to reliably supply the customer. Given the nature of the product as a homogenous commodity, we consider this indicator to be less relevant than the assessment of inventory risk.

c.)	The entity has discretion in establishing prices for specified goods or services.

The price of methanol globally is dictated fundamentally by supply and demand. Methanex publishes or posts prices in Asia and North America on a monthly basis and Europe on a quarterly basis. While this posted price is used as a reference for contracts, it is guided by the bounds of the market. Ultimately Methanex’s customer contracts do not provide it with any substantive ability to set prices for the commodity. The amount received by Atlas will vary based on the selling price realized at the time of the sale of methanol to the 3rd party customer, while Methanex solely receives a net commission on this sale.

We have concluded that Methanex does not have discretion in establishing prices for Atlas produced methanol.

Based on the analysis above, Methanex in its capacity as intermediary, does not obtain control of Atlas produced methanol because we do not direct the use of, or obtain substantially all of the remaining benefits from the asset. The conclusion reached required the consideration of the additional indicators of control in IFRS 15.B37 that, although we may be considered by the customer to have primary responsibility to deliver the product, our role is as a methanol marketer and not as the original producer. Further, we do not have discretion to establish price. Our conclusion also rests on the fact that we do not have substantive inventory risk and that we receive only a net commission on the sale. Given the consideration of these factors we have concluded that Methanex does not obtain control over the Atlas commission volume and as a result acts as an agent and records commission revenue on a net basis.

We note that within our consolidated financial statements, Methanex consolidated revenue includes the commission earned on the sale of Atlas produced methanol. Note 6 includes details of our equity investee, Atlas and provides the gross revenue earned by Atlas through the sale of this product.

iii.	Finally, please tell us whether you are a principal or agent in your sales of methanol purchased from other third party suppliers and how your evaluation of significant indicators of control differs.

Methanex acts as the principal with respect to the sale of methanol purchased from other third-party suppliers.

Unlike the arrangement with Atlas, Methanex bears inventory risk associated with methanol purchased from other third-party suppliers and obtains control once the product is purchased. The purchase transaction is at one price. The sale transaction is at another price. There is no direct connection between each transaction.

Based on the definition of control, unlike the arrangement with Atlas, Methanex will obtain substantially all of the benefits of the methanol once purchased from the third-party and therefore has control. If the price of methanol rises or falls, Methanex will bear full exposure to this variability. Unlike Atlas, the third-party supplier is not exposed to this variability after Methanex has taken custody of the product.

As a result, we have concluded that Methanex directs the use of, and obtains substantially all of the remaining benefits from the asset as the principal in the sale of methanol purchased from third-party suppliers.

SEC Comment:

o) Financial instruments, page 56

3.
We note your response to comment 2 in our letter dated November 6, 2019. Based on your disclosures and response, the variability in pricing in the supply contract is based on the price of methanol rather than revenue, which is derived from the pricing of methanol and the quantities sold to your customers. (i) Please provide us with a more comprehensive explanation for your conclusion that methanol price is a non-financial variable. (ii) Provide the specific details of the calculation of the variable price component. (iii) Explain how you determined the price of a commodity could be a non-financial variable akin to revenue when it does not factor in the quantity sold. (iv) Explain your basis for considering a strong correlation between quantities of natural gas used and methanol produced and sold as a factor in the analysis.

Our Response:

We share revenue with our gas suppliers based on a formula in the contract (“contract variable”) which estimates our revenue from the sale of methanol, consistent with a royalty. The amount of revenue we share is based on the volume of natural gas consumed which in our business leads directly to the production and sale of methanol. The predictability and consistency of the conversion ratio in manufacturing methanol from natural gas underpins this connection. In addition, the time lag between the production and sale of methanol is limited as there is very limited storage ability for methanol. As a result, we believe the contract variable is not a derivative as revenue is a non-financial variable specific to a party in the contract.

In the analysis below we provide relevant background on the methanol industry and natural gas market dynamics specific to the regions in which we operate to provide context and then address the specific questions posed above.

Background

Methanex generates 100% of its revenue from the manufacture and sale of methanol. We sell methanol on a contract basis, primarily to customers that use methanol as an input in their manufacturing process and to a lesser extent distributors. Our sales contracts range from 1- 3 years and the price of methanol delivered is determined in the period of delivery by reference to our current period posted methanol price. Methanex posts monthly methanol prices in Asia and North America and quarterly methanol prices in Europe. These posted prices serve as the current pricing benchmark for our revenue contracts.

There is no active, liquid spot market or recognized forward market or traded exchanges for methanol. Therefore, we believe there is no effective way to hedge the methanol price risk inherent in our business through financial markets. There are industry analysts that report on transacted prices and estimates with limited transparency to the volume of transactions. These industry analyst publications provide estimates of weekly/monthly region specific methanol price ranges with industry commentary. The industry analysts’ methodology acknowledges that the pricing is not consistently supported by liquid transaction data.

Natural gas is the primary feedstock we use to manufacture methanol and represents by far the largest portion of our costs of manufacturing and selling of methanol. Each methanol plant has a unique but predictable and consistent gas conversion ratio (the number of units of natural gas consumed by the plant per unit of methanol produced).

We have operations in North America, Trinidad, Chile, New Zealand and Egypt. For all jurisdictions outside of North America in which we operate, there is no recognized market or traded exchange for spot or forward prices for natural gas. In these regions, we typically purchase gas from a mix of government owned and private entities.

In North America there are deep and liquid physical and financial markets for the purchase and sale of natural gas. We purchase gas for our North American operations from natural gas producers on a spot and forward basis including the use of hedges to manage our cost structure. Given the different nature in the gas markets in North America, we do not have revenue sharing arrangements in North America.

In illiquid commodity markets the price of the commodity is often dictated by its use. In the regions that we operate, excluding North America, there is insufficient local demand for the natural gas compared to the natural gas reserves and this gas would be otherwise trapped without the investments made by companies such as us which allow or provide certainty that investments in natural gas exploration and development of natural resources will have a market. In negotiating our long-term contracts with the local governments or private entities that control the gas reserves. This has driven the negotiations for these contracts to include a revenue sharing mechanism. Absent these contracts, it is presumed that the price for natural gas in these locations would reflect the economics of the end user or would not have been developed and monetized at all.

Our natural gas supply contracts in Trinidad, New Zealand, Chile and Egypt are highly tailored to allow for operational flexibility including maintenance periods when methanol production is offline and have force majeure provisions for both parties. In addition, substantially all of these natural gas contracts include a methanol revenue sharing mechanism, analogous to a royalty, whereby Methanex is guaranteed a low base price for natural gas enabling the operation to maintain profitability when methanol prices are low and provides for the gas supplier to participate in the higher methanol revenue when methanol prices are higher.

The terms of each of these natural gas supply contracts are unique and reflect the anticipated gas conversion ratio specific to the plant or plants supplied and the destination market for the methanol sold. The terms of the contract are heavily negotiated with our third-party natural gas suppliers, with emphasis on the economic sharing of revenue. We believe this contract structure has provided a sound risk sharing relationship and allowed local gas resources to be developed that would not otherwise be developed and consumed while meeting our strategic intent to achieve a low cost structure when methanol prices are low.

Upon delivery of natural gas to the facility, the methanol plants consume natural gas with a predictable and consistent conversion ratio to produce methanol. All methanol produced is then sold immediately through an integrated global supply chain consisting of a network of methanol production facilities, ocean going vessels, rail cars, barges, pipelines and storage facilities. Substantially all methanol produced is sold with virtually no loss during transportation. Inventory turnover is frequent (approximately 10 times per year) through the supply chain as there is limited industry storage for methanol.

Due to the homogeneous nature of the methanol commodity and our integrated supply chain it is impractical to tie a sale of a specific methanol molecule to a specific plant. The gas contracts recognize this practical matter and the defined reference methanol price for the methanol revenue sharing formula for each plant is designed to approximate the revenue to be generated from the specific plant to which the natural gas is being supplied based on the methanol markets and customers that each plant serves.

Accounting Analysis:

(i)	Please provide us with a more comprehensive explanation for your conclusion that methanol price is a non-financial variable.

Our conclusion is that our methanol revenue formula (the contract variable) representing the sharing of Methanex revenue (methanol price and methanol volume through the conversion of natural gas to methanol) is a non-financial variable specific to one of the parties of the contract deeming it not a derivative.

We have reached this accounting assertion, as the plant-specific contract variable for each plant is very highly correlated with the plant-specific revenue earned, which supports the assertion that the contract variable is revenue, a non-financial variable. The structure of these contracts are revenue sharing to ensure that we will only pay for gas that is delivered and that the amount we share with our supplier is consistent and predictable as the volume of natural gas purchased dictates the volume of methanol sold.

A non-financial variable specific to one of the parties of the contract is explicitly excluded by IFRS 9.A in the definition of a derivative. In this sense, it is our view that revenue is a non-financial variable that is specific to one of the parties of the contract and thus, is not a derivative.

(ii)	Provide the specific details of the calculation of the variable price component.

The intent of the methanol revenue sharing mechanism is to enable a low-cost structure when methanol prices are low and share additional revenue with our gas supplier when we realize higher price in the sale of methanol, similar to a royalty. The methanol revenue sharing is effected through the variable price component in our natural gas contracts.

The natural gas supply contracts including the variable price component are based on natural gas consumed, not methanol sales volume. In this sense, the gas supply contracts are based on the input rather than the output. However, as stated above, there is a direct connection between the consumption of natural gas, the conversion ratio to produce methanol from natural gas and the final sale and delivery of methanol. The predictability and consistency of the actual conversion ratio underpins this connection for the contract variable to estimate revenue sharing from the specific plant.

This pricing structure is substantially similar in all instances where these contracts are in place and is summarized by the following formula:

Price of Gas per GJ = Base Gas Price per GJ + (Price of methanol per MT - Floor Price of methanol per MT) x K

K = a negotiated contract constant depicted as a % that reflects:
revenue sharing % x conversion factor for methanol per MT to gas per GJ

Where:

MT = Metric Tonnes
GJ = Gigajoules

For each gas supply contract, the following factors are determined separately taking into account associated plant specific and sales market factors:

•
The Price of methanol per MT is designed to approximate the weighted average price charged by us to our customers for methanol produced at each specific plant. The majority of our contracts are based on the revenue through the specific regional prices charged by us to our customers for methanol produced from the gas purchased under the contract. Certain contracts within our portfolio apply a proxy methanol price which closely tracks the revenue from the specific plant. As there is no active, liquid spot market or recognized forward market or traded exchanges for methanol, these prices are not based on a general commodity price adjustment.

•	The Floor Price of methanol per MT is calculated in the same manner as the Price of methanol per MT and represents a minimum realized methanol price where no sharing would apply.

•
K is a negotiated contract constant % that is indicative of the combination of a revenue sharing % and the conversion factor for methanol per MT to gas per GJ. The constant is specific to each contract and along with the negotiated sharing % is reflective of the associated methanol plant’s expected actual conversion factor. The commercial negotiation would typically focus on the sharing % as the conversion factor is predictable, consistent and known. Each production facility has a predictable and consistent conversion factor which reflects the amount of natural gas required to produce one unit of methanol.

Example calculation:

The following example illustrates the linkage between the cost of gas purchased and Methanex revenue. Assume the following are agreed in a gas supply contract:

Base Price per GJ - $2

Floor Price of methanol per MT - $100

Constant K - 1.25%

Where 1.25% is indicative of a revenue sharing % (50%) and a conversion factor (40GJ Gas to 1MT methanol)

Assume gas purchase is 1,000 GJ and the methanol produced and sold is 25 MT in a certain period. Assume also two scenarios for methanol sales price associated with the gas purchased: scenario 1: $200, scenario 2: $300. The following table shows the calculation of cost of gas and revenue.

	Scenario 1	Scenario 2
Cost of gas	1,000 * (2 + (200 - 100) * 1.25%) = $3,250	1,000 * (2 + (300 - 100) * 1.25%) = $4,500
Revenue	25 * 200 = $5,000	25 * 300 = $7,500

The example illustrates that in scenario 2 when revenue increased by $2,500, 50% of that increase in revenue is being shared with the gas supplier, i.e. cost of gas increases by $1,250. Consequently, the underlying for the cost of gas is Methanex’s revenue.

(iii)	Explain how you determined the price of a commodity could be a non-financial variable akin to revenue when it does not factor in the quantity sold.

The revenue sharing mechanism in the natural gas supply contracts is based on natural gas consumed, not methanol sales volume. In this sense, the gas supply contract is based on the input rather than the output. However, there is a direct connection between the consumption of natural gas, the conversion ratio to produce methanol from natural gas and the final sale and delivery of methanol. The methanol plants consume natural gas with a predictable and consistent conversion ratio to produce methanol. All methanol produced is sold through an integrated global supply chain consisting of a network of methanol production facilities, ocean going vessels, rail cars, barges, pipelines and storage facilities. Substantially all methanol produced is sold with virtually no loss during transportation. Inventory turnover is frequent (approximately 10 times per year) through the supply chain as there is limited industry storage for methanol, particularly at the plant sites. The predictability and consistency of the actual conversion ratio of each plant underpins this connection for the contract variable to estimate revenue sharing from the specific plant.

(iv)	Explain your basis for considering a strong correlation between quantities of natural gas used and methanol produced and sold as a factor in the analysis.

We recognize that the contract variable is based on natural gas consumed rather than sales volume. However, the actual conversion factor in our methanol plants which connect the natural gas input to the methanol output and that methanol produced is equal to methanol sold, results in very narrow range of the sharing of revenue for each contract.

In reaching our accounting conclusion for each contract, we prepare a statistical analysis using historical data to prove the relationship between the underlying (gas payment) and our revenue. In this analysis we have observed a correlation of 95-99% and a coefficient of determination (R2) ranging from 91% - 98% based on historical plant specific data. In our view, this analysis proves that substantially all of the variability in the underlying is described by the variation in the non-financial variable (Methanex plant specific revenue).

As there is a very high level of consistency between the natural gas consumed and the methanol sold, but there is greater variability in the gas supplied1, we believe that it is more appropriate to consider revenue (which accounts for both variability in quantity and price) as the predominant variable in our accounting conclusion.

Accounting Conclusion:

We have reached an accounting conclusion on the basis that the sharing of Methanex revenue in these natural gas supply contracts is a non-financial variable specific to Methanex and therefore is not an embedded derivative to bi-furcate and measure separately at fair value.

_______________________

1 We recognize that there is significant risk that the underlying gas reserves may not be available throughout the contract term or if available based on an illiquid gas market with potentially limited supply. Such risks include political and social unrest as well as risks associated with the exploration and development of natural gas reserves in the specific region where we operate. These risks have been proven to be real as our natural gas supply contracts have not always been fulfilled by our suppliers, causing significant fluctuations in the volume of gas delivered.

____________________________________________________________________________________________________

Methanex Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer

cc: KPMG
McCarthy Tetrault LLP